

April 25, 2012

Via E-mail
Mr. James H. Haddox, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, TX 77056

> **Re: Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-13831**

Dear Mr. Haddox:

  We have reviewed your response to our comment letter dated March 27, 2012 and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2011

Notes to the Consolidated Financial Statements

5. Goodwill and Other Intangible Assets, page 97

1. We have reviewed your response to our prior comment one and have the following additional comments:

- We note you cite several factors that contributed to management's decision to reorganize certain of your operating units. Please provide us with a more specific discussion of the nature of these factors and how and why they led to the reorganization.

- Please clarify if the predominant type of work for the related operating units has changed.

- Please provide us with a list of the individual operating units the related goodwill was initially allocated to as well as the amount of goodwill assigned to each operating unit. Please also provide us with the associated carrying values and fair values from your 2010 goodwill impairment test.

- Please provide us with a list of the individual operating units the related goodwill was allocated to subsequent to the reorganization as well as the amount of goodwill assigned to each operating unit. Please also provide us with the associated carrying values and fair values from your 2011 goodwill impairment test.

- Please provide us with a more specific and comprehensive discussion regarding how you used a relative fair value allocation approach to reassign goodwill. In this regard, please explain how you determined which operating units were affected.

14. Commitments and Contingencies, page 114
Leases, page 115

2.   We have reviewed your response to our prior comment four. We note that certain of your master equipment lease agreements contain cross-default provisions. Please provide us with a specific and comprehensive discussion of the underlying nature of these provisions and clarify what consideration you have given to whether the provisions are subjective. In addition, please tell us why you believe the provisions are customary.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief